VOLKSWAGEN AG



INTERIM REPORT
JANUARY–MARCH 2003

CONTENTS

Key Figures and Facts

VOLUME DATA OF THE VOLKSWAGEN GROUP[1]

	1st quarter		
'000 units[2]	2003	2002	%
Deliveries to customers	1,195	1,179	+ 1.4
of which: in Germany	212	225	- 5.6
abroad	983	954	+ 3.0
Unit sales	1,218	1,181	+ 3.1
of which: in Germany	212	210	+ 0.8
abroad	1,006	970	+ 3.6
Production	1,280	1,217	+ 5.2
of which: in Germany	438	459	- 4.5
abroad	841	758	+ 11.0
Employees ('000 on 31.03.2003/31.12.2002)	327.5	324.9	+ 0.8
of which: in Germany	167.9	167.0	+ 0.5
abroad	159.6	157.9	+ 1.1

FINANCIAL DATA ACCORDING TO IAS

	1st quarter		
million €	2003	2002	%
Sales revenue	20,698	21,266	- 2.7
Operating profit	604	1,130	- 46.5
as % of sales revenue	2.9	5.3	
Profit before tax	331	997	- 66.8
as % of sales revenue	1.6	4.7	
Profit after tax	202	627	- 67.8
Earnings per ordinary share[3]			
undiluted in €	0.51	1.62	- 68.5
diluted in €	0.51	1.62	- 68.5
Cash flows from operating activities	2,052	3,057	- 32.9
Cash flows from investing activities	3,375	3,334	+ 1.2
Automotive Division			
Cash flows from operating activities	1,533	2,452	- 37.5
Cash flows from investing activities	2,028	1,851	+ 9.6
of which: Investments in tangible and other intangible assets	1,538	1,331	+ 15.5
Development costs (capitalized)[4]	446	588	- 24.2

[1] Volume data includes the not fully consolidated vehicle-producing investments Shanghai-Volkswagen and FAW-Volkswagen.
[2] Each individual figure is rounded, so that minor discrepancies may arise from the addition of these amounts.
[3] For details of calculation see table on page 11.
[4] See table on page 13.

- Weak automotive market, negative impact of exchange rate movements and model ramp-ups combine to depress operating result (604 million €; - 46.5 %)
- Profit before tax 331 million €; included in this item is a balance sheet date loss of 143 million € from the valuation of securities
- Gross margin down to 12.1 % as a result of numerous model ramp-ups
- Earnings per ordinary share 0.51 €
- Group unit sales in the first quarter up 3.1 %; substantial rise in unit sales in China
- Inventories slightly up in line with seasonal factors
- Gearbox production joint venture launched in China
- World premiere of the new Multivan and the new Transporter generation
- Successful launch of the Touran, the New Beetle Cabriolet and the Audi A3

DEVELOPMENT OF THE SHARE PRICE
MARCH 2002 TO MARCH 2003 (INDEX: AS AT MARCH 31, 2002 = 100)



120
110
100
90
80
70
60
50
40
30
April May June July Aug. Sep. Oct. Nov. Dec. Jan. Feb. March
Volkswagen ordinary share
Volkswagen preferred share
German Share Index (DAX)
DJ Euro STOXX 50

ECONOMY

DELIVERIES

UNIT SALES, PRODUCTION, EMPLOYEES

ECONOMIC TREND

Growth in the world economy slowed in the first quarter of 2003. Weak equity markets, high oil prices and the war in Iraq were the main negative factors here. In the USA ongoing uncertainty led to a marked decline in consumer confidence. In Japan economic recovery was held back by the high valuation of the Yen. Economic development outside the major industrial nations was generally more favourable. In Brazil and Argentina economic conditions remained uncertain. In most of the emerging countries of East Asia strong growth in production was maintained. Growth in the Chinese economy was particularly dynamic in the first quarter.

In Western Europe economic growth remained very modest as a result of weak domestic demand and deteriorating export prospects. Economic development in the countries of Central and Eastern Europe was more positive, with only a minor slowdown in production growth. In Germany the substantial rise in unemployment, declining export growth and prospective additional burdens arising from increases in taxes and social security contributions weakened consumer and business confidence. Average economic growth of around 0.5 % is expected over the year.

DELIVERIES TO CUSTOMERS

In the first three months of financial 2003 the Volkswagen Group sold 1,195,366 vehicles worldwide, an increase of 1.4 %. The Company's share of total new vehicle registrations worldwide was 11.3 %, as in the previous year.

In the Europe/Rest of the World Region, in still uncertain market conditions, the Volkswagen Group delivered 756,551 units (- 4.9 %) to customers. There was still no recovery in sight in the German passenger car market, which saw new car registrations fall by a slight 1.5 %. With a market share of 29.0 (29.3) %, the Volkswagen Group maintained its lead over the competition in Germany. Of the major European passenger car markets, sales growth in Group models was especially strong in Great Britain and Italy. In Western Europe including Germany, Volkswagen reaffirmed its market leadership with a 17.2 (17.4) % share. The Western European market overall declined by 2.4 %. The main drivers of sales growth in European markets were the Polo and the SEAT Ibiza. In Central and Eastern Europe, Group vehicle sales rose by 6.4 % against the prior year.

From January to March 2003 the Volkswagen Group sold 146,844 units in North America, 4.0 % down on the prior year. The fall in sales resulted from the ongoing weak automobile demand in the USA. Against a background of a general decline in the US passenger car market (- 3.9 %), and based on a continued policy of restrained use of sales incentives relative to market competitors, deliveries of Group vehicles fell by 10.8 %. In contrast, the Volkswagen Group in Canada sold 7.9 % more Volkswagen and Audi models, attaining a market share of 5.4 (4.8) %. In a declining Mexican passenger car market, Volkswagen maintained its upward trend. The Group delivered 7.2 % more vehicles to customers, again leading the competition in the passenger car market with a 27.8 % share. The main drivers of sales growth, alongside the Volkswagen models, were SEAT vehicles.

In South America economic conditions remained difficult. Deliveries to customers of Volkswagen models totalled 87,464 units, 16.3 % down on the prior year. In Brazil, where automobile sales have been marked by weak demand for a number of years, sales of the Volkswagen Group decreased by 16.4 %. Its market share fell to 23.3 (27.9) %. The ongoing severe economic crisis in Argentina meant sales of Volkswagen models in that market declined by a further 35.5 %. In South Africa, in a stagnating

DELIVERIES TO CUSTOMERS[1]

'000 units[2]	1st quarter 2003	2002	%
Volkswagen brand group	837	817	+ 2.5
Audi brand group	296	295	+ 0.3
Commercial Vehicles	62	67	- 7.6
Volkswagen Group	**1,195**	**1,179**	**+ 1.4**
Europe/Rest of the World	757	796	- 4.9
North America	147	153	- 4.0
South America/South Africa	100	119	- 15.5
Asia-Pacific	192	112	+ 71.5

[1] 2002 deliveries to customers have been updated on the basis of statistical extrapolations.
[2] Each individual figure is rounded, so that minor discrepancies may arise from the addition of these amounts.

overall market, the Volkswagen Group delivered 12,942 vehicles to customers (- 9.1 %), achieving a 20.3 (21.3) % share of the passenger car market.

In the first three months of the year the Volkswagen Group increased its sales in the Asia-Pacific market by a remarkable 71.5 % to 191,565 units. The Group achieved strong growth in China in particular, reaffirming its market leadership with sales of 162,033 units (+ 94.1 %) and attaining a market share of 35.1 (38.0) %. The Japanese import market, on the other hand, saw a slight downward turn (- 1.8 %). Sales of Group vehicles in Japan decreased slightly, by 2.6 %.

WORLDWIDE DEVELOPMENT OF INVENTORIES

Inventories held by our Group companies and by the dealership organization worldwide increased slightly in line with seasonal factors, and overall remained at an optimum level to supply our customers.

UNIT SALES, PRODUCTION AND EMPLOYEES

In the first quarter the Volkswagen Group sold a total of 1,217,908 vehicles to its dealership organization, an increase of 3.1 %. Of that total, 17.4 (17.8) % were sold in Germany. The worldwide increase results primarily from the strong sales growth in China; the sales of the Chinese joint ventures Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. rose to 160,574 units, against the prior year level of 77,363.

Overall production in the reporting period rose by 5.2 % to 1,279,625 units, in line with demand. The increase results primarily from the doubling of production by the Chinese joint ventures to 162,540 (77,568) units. The share of total production originating in Germany decreased to 34.3 (37.7) %. The total production figure includes 10,324 Ford Galaxy units (- 14.8 %), which are also included in unit sales but not in deliveries to customers.

The number of people employed by the Group worldwide at March 31, 2003 increased by 0.8 % against the 2002 year-end level, to 327,544. The small increase in the number of employees results primarily from the expansion of production by the Shanghai-Volkswagen Automotive Company Ltd. and from the start of Touran production by Auto 5000 GmbH. As a result of the latter, the Group's domestic employment stood at 167,910 people (+ 0.5 %), representing 51.3 % of the worldwide total.

TAX ON COMPANY CARS

The German Federal Government's plan to increase the tax on private use of company cars with effect from January 1, 2003 was not implemented following a resolution passed by the German Upper House of Parliament, the Bundesrat, on April 11, 2003. The debate surrounding the planned tax increase led to a marked reluctance to buy on the part of German consumers, and significantly depressed first-quarter sales of Group models to buyers of company cars, which represent a major portion of the market.

2003 MODEL INITIATIVE LAUNCHED

The Volkswagen Group expanded and updated its range with numerous attractive models in first quarter 2003. Pioneering new model features were presented with the Touran, the Audi A3, the new Multivan and the new generation of the Transporter. Volkswagen now also offers its powerful V10 TDI diesel engine not just in the Touareg but also in the Phaeton. The period also saw the successful European market launch of the New Beetle Cabriolet.

SALES REVENUE AND OPERATING RESULT BY BUSINESS LINE

Sales revenue of the Volkswagen Group decreased by 2.7 % against the prior year to 20.7 billion €. The key factors here were negative effects of movements in exchange rates and, excluding the joint ventures in China, lower unit sales volumes. The joint venture companies are consolidated at equity, so their sales revenues and operating results are not included in the Group figures. The only effect of the growth in the Chinese companies reflected in the consolidated financial statements is an increase in Group sales revenue and operating profit based on a higher level of deliveries from the Group to the joint ventures. Group sales revenue was boosted by a higher value model mix and by growth in the financial services business.

In the first quarter the operating profit was 604 million € (- 46.5 %). Alongside reduced unit volumes – excluding the business in China – and negative exchange rate developments, the result was depressed in particular by upfront expenditures for new models and by higher levels of depreciation. The sustainable measures to improve product costs were only partially able to offset those negative effects in the first three months.

New models scheduled for launch in 2003 will be primarily from the Volkswagen brand group. Expenditures were occurred in respect of those new models in the first quarter without any sales revenue yet being generated by them. The burdens imposed by the exchange rate trend, by the upfront expenditures for the model start-ups as mentioned and by the fall in volumes in Europe and the USA based on declining market demand significantly reduced the operating profit of the Volkswagen brand group. The Audi brand group reported a virtually unchanged operating profit versus the prior year. Increased sales, cost-cutting measures, process improvements and the absence of start-up costs arising from the SEAT Ibiza launch in the previous year compensated for the negative effects of exchange rate movements. In the commercial vehicles business, the result was negatively impacted by the start-up of the new generation Multivan and Transporter. The result in the financial services business again increased, based on the successful expansion of business in that segment.

KEY FIGURES BY BUSINESS LINE FROM JANUARY 1 TO MARCH 31

	Unit sales[1]		Sales revenue		Operating result	
'000 units/million €	*2003*	*2002*	*2003*	*2002*	*2003*	*2002*
Volkswagen brand group	847	823	10,672	11,742	188	704
Audi brand group	308	292	6,365	6,181	232	237
Commercial Vehicles	63	66	1,150	1,124	- 41	23
Financial Services/Europcar			2,408	2,069	218	158
Remaining companies[2]			103	149	6	8
Volkswagen Group	**1,218**	**1,181**	**20,698**	**21,266**	**604**	**1,130**

[1] Each individual figure is rounded, so that minor discrepancies may arise from the addition of these amounts.

[2] Primarily Coordination Center Volkswagen S.A., Volkswagen International Finance N.V., Volkswagen Investments Ltd., Volkswagen Transport GmbH & Co. OHG, VW Kraftwerk GmbH, VOTEX GmbH, Volkswagen Immobilien, gedas group, VW Versicherungsvermittlungs-GmbH, Volkswagen Beteiligungs-Gesellschaft mbH.

VOLKSWAGEN GROUP

DIVISION/ SEGMENT	**AUTOMOTIVE DIVISION**				**FINANCIAL SERVICES DIVISION**	
BUSINESS LINE	**Volkswagen brand group**	**Audi brand group**	**Commercial Vehicles**	**Remaining companies**	**Financial Services**	**Europcar**
PRODUCT LINE/ BUSINESS FIELD	VW Passenger Cars Škoda Bentley Bugatti	Audi SEAT Lamborghini		Financing Services	Dealer and customer financing Leasing Insurance Fleet business	Rental business

Also, the result in first quarter 2002 had additionally been negatively affected by the consequences of devaluation in Argentina.

SALES REVENUE AND OPERATING RESULT BY MARKET

In first quarter 2003 the sales revenue of the Volkswagen Group in the Europe/Rest of the World Region was up on the previous year, despite a decline in unit sales. The main reason for this was the increased proportion of higher-value vehicles sold. In North America and in the South America/South Africa Region the effects of declining volumes were exacerbated by the depreciation of the key currencies – the US Dollar, the Mexican Peso and the Brazilian Real. The sales growth in the Asia-Pacific Region resulted from increased deliveries by the Group to the joint venture companies in China.

In Europe, the Volkswagen Group was unable to escape the effects of the general market decline, especially as the new models launched in first quarter 2003 did not yet make a substantial contribution to overall unit sales. Consequently, operating profit in the Europe/Rest of the World Region fell, primarily due to lower unit sales. Profits were also impacted by negative exchange rate movements, in respect of the British Pound in particular. In North America the result was well down on the prior year. The fall in unit sales, high marketing costs and the effects of negative exchange rate development could not be overcome. The South America/South Africa Region again returned a loss, primarily because of the continuing difficult economic situation in Brazil. However, the loss was reduced by the absence of the prior year negative effects arising from the crisis in Argentina. In the Asia-Pacific Region the high level of operating profit achieved in the previous year was again surpassed by a significant margin.

KEY FIGURES BY MARKET FROM JANUARY 1 TO MARCH 31

million €	Sales revenue 2003	2002	Operating result 2003	2002
Europe/Rest of the World	14,983	14,661	474	768
North America	3,455	4,266	58	362
South America/South Africa	851	1,125	- 88	- 104
Asien-Pazific*	1,409	1,214	160	104
Volkswagen Group*	**20,698**	**21,266**	**604**	**1,130**

* The sales revenue and operating results of the joint venture companies in China are not included in the figures for the Group and the Asia-Pazific Region, as these are consolidated at equity. The Chinese companies reported an operating profit (pro rata) of 168 (90) million €.

SALES REVENUE OF THE VOLKSWAGEN GROUP

In the first three months of 2003 the sales revenue of the Volkswagen Group fell by 2.7 % against the prior year to 20,698 million €. The substantial rise in unit sales in China, particularly by Volkswagen AG and Audi AG, had a disproportionately small effect on sales revenue, as the joint venture companies in China are consolidated at equity. Exchange rate movements also had a negative impact on sales revenue. Financial Services business continued to expand, and sales revenue increased by 16.3 %. Of the total Volkswagen Group sales revenue, 14,685 million € (70.9 %) was generated outside Germany.

EARNINGS DEVELOPMENT

In the first quarter of the financial year the gross profit of the Automotive Division for the Group as a whole was 2,495 million €, down 21.5 % against the prior year. The decrease results in particular from the model initiative and the associated temporary additional costs arising from model start-ups. Weak unit sales in Europe and the USA resulting from difficult market conditions imposed additional burdens. As a consequence, the gross margin fell from 15.0 % to 12.1 %. The financial services business recorded steady growth. The Group's distribution costs increased slightly to 1,746 million €. This primarily reflects the slight increase in marketing expenditure in European markets, though this is still well below the high levels of competitors. Administrative expenses increased in the reporting period by 4.2 % to 537 million €. This small increase results primarily from additions in connection with the first-time consolidation of Group companies in the second half of 2002. Based on higher income from other supplies and services, and the absence of the prior year burdens arising from the devaluation in Argentina, the "other operating result" increased to 74 million € (previous year: - 138 million €). As a consequence, the operating profit totalled 604 million € (- 46.5 %). If the Chinese companies – which were the main drivers of growth in unit sales but are only consolidated at equity in the Group's financial statements – had been consolidated on a pro rata basis, the decrease would have been reduced to around 37 %. The financial result declined by 140 million € to - 273 million €. The main cause for the decrease was the fair-value valuation of securities at the balance sheet date owing to the ongoing uncertainty on the capital markets, which depressed the result by 143 million €.

Profit before tax in the reporting period totalled 331 million € (previous year: 997 million €); the profit after tax was 202 millon € (previous year: 627 million €). The moratorium on the offsetting

of corporation tax credits contained in the recent Tax Relief Reduction Act passed in Germany did not yet have an impact on profit after tax in the first quarter 2003.

EARNINGS PER SHARE

Undiluted earnings per share were calculated by dividing the portion of earnings attributable to the shareholders of Volkswagen AG by the weighted average number of ordinary and preferred shares in issue during the financial year. Dilution of the earnings per share results from so-called potential shares. These include option rights, though such rights only dilute earnings if they result in issue of shares at a price below the average market price of the share. The increased number of diluted shares in first quarter 2002 resulted from the conversion rights relating to the second tranche of the share option plan, whereas in the period from January to March 2003 no dilution occurred because the average price had fallen below the option price.

EARNINGS PER SHARE

		1st quarter	
		2003	2002
Weighted average number of outstanding shares in millions			
undiluted:	ordinary shares	278.6	277.8
	preferred shares	105.2	105.2
diluted:	ordinary shares	278.6	278.9
	preferred shares	105.2	105.2
Profit in million €			
Profit after tax		202	627
Minority interests		0	0
Net profit attributable to shareholders of Volkswagen AG		202	627
Earninings per share in €			
undiluted:	ordinary share	0.51	1.62
	preferred share	0.57	1.68
diluted:	ordinary share	0.51	1.62
	preferred share	0.57	1.68

PROFIT BEFORE TAX BY QUARTERS
VOLKSWAGEN GROUP (MILLION €)


1.500
1.250
1.000
750
500
250
0
1st Q 2002
2nd Q 2002
3rd Q 2002
4th Q 2002
1st Q 2003

OUTLOOK

As forecast at the annual press conference in March 2003, earnings in first quarter 2003 have come under substantial pressure in comparison to first quarter 2002. Major factors impacting on operating profit were the model ramp-ups, involving higher start-up costs and upfront expenditures, as well as negative effects from exchange rate movements. Consequently, it is not possible simply to extrapolate the first quarter result for the year as a whole.

We expect operating profit to improve substantially in the course of the year, on the basis of increasing unit sales of our expanded and updated product range – in particular the models Touareg, Touran, Audi A3, Golf and the new generation Transporter. This development will be reinforced by the continuing programs aimed at optimizing product costs and by the measures to reduce capital investments. Our product-related programs will be continued, however. Against this background, we expect to see a significant improvement in operating profit, especially in the third and fourth quarters.

Overall, we confirm our forecast for the full year 2003 as stated at the Annual Press Conference.

INVESTMENTS IN TANGIBLE ASSETS AND CASH FLOW IN THE AUTOMOTIVE DIVISION

The Volkswagen Group continued to invest in the expansion and renewal of its model range in first quarter 2003. Investments were focussed on successor models based on the Golf platform scheduled for launch in 2003 and 2004. Investments in tangible assets in the Automotive Division totalled 1,538 million € (+ 15.5 %).

Cash flow in the Automotive Division decreased by 37.5 % to 1,533 million €. As the effects of the planned reductions in investment will only be felt as 2003 progresses, total investments in the first three months could not be financed in full from self-generated funds.

NET LIQUIDITY

The net liquidity of the Automotive Division remained positive, at 86 million €. Adjusted by the negative net liquidity of the financing and other companies, resulting in particular from intra-Group factoring, the net liquidity of the Volkswagen, Audi and Commercial Vehicles brand groups was a substantial 3.7 billion €.

The net liquidity of the Volkswagen Group at March 31, 2003 was - 39.7 billion €. The financial services business again raised additional outside capital to fund its continuing growth, as a result of which the net debt in the Financial Services Division increased against March 31, 2002 to 39.8 billion €.

RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

In the first three months of financial year 2003 total research and development costs were slightly above the 2002 comparative period. The capitalization ratio of 46.1 (63.1) % in the Group reflects the current status of individual development projects. This capitalization has a corresponding positive effect on earnings.

FINANCIAL SERVICES DIVISION

Business development of the Financial Services Division was again very satisfying in the first quarter. The number of finance, leasing and insurance contracts worldwide as per March 31, 2003 had increased to 5,424 thousand (+ 6.2 %) versus the previous year. The proportion of deliveries to customers which were financed and leased rose to 35.2 (32.5) %, based on consistently tight credit criteria. The Financial Services Division represents some 44 % of overall Group assets. The continued successful expansion of direct banking business meant that deposits in Volkswagen Bank *direct* again increased, up 2.3 % against the 2002 year-end figure to 5,740 million €. The additional funding required was financed primarily through outside capital, as is common in the industry. In this context the Group's credit rating gives Volkswagen access to a high level of external financing at favourable rates.

In the Europcar Group, restructuring of the customer base, optimized business processes and cost-cutting measures again had positive effects in first quarter 2003. Consequently, Europcar was able to grow its car rental business despite stronger competition and declining demand.

RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

	1st quarter		
million €	2003	2002	%
Total research and development costs	967	932	+ 3,7
capitalized	446	588	- 24,2
not capitalized	521	344	+ 51,3
Amortization of capitalized development costs	283	242	+ 17,0
Research and development costs as per income statement	**804**	**586**	**+ 37,2**

DEPARTURE OF MEMBER OF THE BOARD OF MANAGEMENT

On April 8, 2003 Dr. Robert Büchelhofer resigned from his position as a member of the Board of Management of Volkswagen AG and left the Company. Dr. Bernd Pischetsrieder has assumed responsibility for the Sales and Marketing function alongside his other duties.

CHANGES ON THE SUPERVISORY BOARD

In accordance with Section 12 of the Articles of Association of Volkswagen AG, the Government of the State of Lower Saxony has delegated its Minister President Mr Christian Wulff and Cabinet Minister Mr Walter Hirche to be members of the Supervisory Board of Volkswagen AG with effect from April 8, 2003, replacing the former Minister President Mr Sigmar Gabriel and former Minister Mr Heinrich Aller.

ANNUAL GENERAL MEETING

The 43rd Annual General Meeting of Shareholders of Volkswagen AG was held on April 24, 2003 at the Congress Centrum Hamburg. As proposed by the management, the holders of ordinary shares voted to ratify the actions of the Board of Management and Supervisory Board; to adopt various amendments to the Articles of Association; to authorize the acquisition and use of treasury shares; and to conclude inter-company agreements. In particular, the Annual General Meeting also voted to supplement Section 18 subsection 2 of the Articles of Association of Volkswagen AG by a remuneration clause in respect of the chairmanship and membership of Supervisory Board committees. As such the only reservation regarding the declaration from November 15, 2002 of compliance with the recommendations contained in the German Corporate Governance Code is removed. The Annual General Meeting, at which 37.28 % of all holders of ordinary shares were represented, also approved the payment of a dividend in line with the previous year of 1.30 € per ordinary share and 1.36 € per preferred share.

Shareholders made extensive use of the option, offered for the first time, to submit their votes by way of authorized Company proxy.

VOLKSWAGEN AKTIENGESELLSCHAFT
The Board of Management
Wolfsburg, May 2003

ACCOUNTING UNDER IAS

Volkswagen AG has made use of the option of exemption from the obligation to draw up consolidated financial statements in accordance with German commercial law as laid down in Section 292a of the German Commercial Code (HGB) and has prepared consolidated financial statements conforming to the International Accounting Standards (IAS) published by the International Accounting Standards Board (IASB) and the interpretations of the Standard Interpretations Committee (SIC). Accordingly, this Interim Report to March 31, 2003 was likewise prepared in conformance to IAS 34. The interim consolidated financial statements are unaudited.

ACCOUNTING AND VALUATION METHODS

In the preparation of the interim financial statements and the presentation of the prior year comparatives, the same consolidation principles and accounting and valuation methods were used as for the 2002 consolidated financial statements. A detailed description of the methods applied is published in the notes to our Annual Report 2002. It can also be accessed on the internet at www.volkswagen-ir.de. In the event of changes in classification the prior year comparatives were adjusted accordingly.

SCOPE OF CONSOLIDATION

In addition to Volkswagen AG, the consolidated Group companies comprise all major companies in Germany and abroad of which Volkswagen AG is able, directly or indirectly, to control the financial and commercial policies in such a way that the companies of the Group draw benefit from the said companies (subsidiaries). In first quarter 2003 there were no changes of note in the scope of consolidation.

CASH FLOW STATEMENT

The cash flow statement presents the cash inflows and outflows in the Volkswagen Group and in the Automotive and Financial Services divisions. Cash and cash equivalents comprise cash at banks, cheques, cash on hand and funds payable at any time. The net liquidity is presented on page 13 of this Report.

MATTERS OF SPECIAL NOTE

No matters of special note occurred after the end of the first quarter of 2003.

INTERIM FINANCIAL STATEMENTS OF THE GROUP

INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO MARCH 31

	Volkswagen Group		Automotive[1]		Financial Services	
million €	2003	2002	2003	2002	2003	2002
Sales revenue[2]	**20,698**	**21,266**	**18,290**	**19,195**	**2,408**	**2,071**
Cost of sales[2]	18,203	18,086	15,987	16,163	2,216	1,923
Gross profit of Automotive Division	**2,495**	**3,180**	**2,303**	**3,032**	**192**	**148**
Gross profit of Financial Services Division	**318**	**342**	**- 68[3]**	**- 49[3]**	**386[4]**	**391[4]**
Distribution costs	1,746	1,739	1,594	1,599	152	140
General administrative expenses	537	515	380	359	157	156
Other operating result	74	- 138	125	- 53	- 51	- 85
Operating profit	**604**	**1,130**	**386**	**972**	**218**	**158**
Fiancial result	- 273	- 133	- 275	- 146	2	13
Profit before tax	**331**	**997**	**111**	**826**	**220**	**171**
Taxes on income	129	370	40	274	89	96
Profit after tax	**202**	**627**	**71**	**552**	**131**	**75**

[1] Including allocation of the consolidation items between the Automotive and Financial Services divisions.

[2] Income and expenses from operating leases of the Financial Services Division are included in the sales revenue and cost of sales.

[3] Primarily consolidation of finance cost subsidies.

[4] Primarily interest income/expenses from dealer and customer finance agreements, direct banking business and finance leases.

BALANCE SHEET BY DIVISION AS AT MARCH 31, 2003 AND DECEMBER 31, 2002

million €	Volkswagen Group 2003	Volkswagen Group 2002	Automotive[1] 2003	Automotive[1] 2002	Financial Services 2003	Financial Services 2002
Non-current assets	34,996	34,563	34,593	34,166	403	397
Leasing and rental assets	8,355	8,445	162	163	8,193	8,282
Current assets[2) 3)]	67,947	65,888	27,303	25,187	40,644	40,701
Total assets	**111,298**	**108,896**	**62,058**	**59,516**	**49,240**	**49,380**
Capital and reserves	24,661	24,634	20,689	20,865	3,972	3,769
Minority interests	52	57	52	57	–	–
Provisions[2]	25,284	24,907	23,533	23,170	1,751	1,737
Liabilities[3]	61,301	59,298	17,784	15,424	43,517	43,874
Total capital	**111,298**	**108,896**	**62,058**	**59,516**	**49,240**	**49,380**

1) Including allocation of the consolidation items between the Automotive and Financial Services divisions, primarily intra-Group loans.

2) Including deferred taxes.

3) Including prepayments and deferred charges and deferred income.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY OF THE VOLKSWAGEN GROUP

million €	Subscribed capital	Captial reserve	Revenue reserves	of which currency adjustment*	of which reserve for cash flow hedges*	Accumulated profits	Total
at January 1, 2002	**1,087**	**4,415**	**14,546**	**(- 72)**	**(- 113)**	**3,947**	**23,995**
Capital increase	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	627	627
Allocation to reserves	–	–	12	–	–	- 12	–
Dividend payments	–	–	–	–	–	- 6	- 6
Other changes	–	–	92	(42)	(51)	61	153
at March 31, 2003	**1,087**	**4,415**	**14,650**	**(- 30)**	**(- 62)**	**4,617**	**24,769**
at January 1, 2003	**1,089**	**4,451**	**13,905**	**(- 1,489)**	**(- 189)**	**5,189**	**24,634**
Capital increase	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	202	202
Allocation to reserves	–	–	2	–	–	- 2	–
Dividend payments	–	–	–	–	–	- 6	- 6
Other changes	–	–	- 103	(- 207)	(86)	- 66	- 169
at March 31, 2003	**1,089**	**4,451**	**13,804**	**(- 1,696)**	**(- 103)**	**5,317**	**24,661**

* The "of which" items are shown in brackets.

CASH FLOW STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO MARCH 31

million €	Volkswagen Group 2003	Volkswagen Group 2002	Automotive[1] 2003	Automotive[1] 2002	Financial Services 2003	Financial Services 2002
Profit before tax	331	997	111	826	220	171
Income taxes paid	- 212	- 153	- 160	- 1	- 52	- 152
Depreciation	1,848	1,719	1,486	1,389	362	330
Change in pension provisions	80	110	78	109	2	1
Other expenses/income not affecting cash flow[2]	155	83	42	66	113	17
Gross cash flow	**2,202**	**2,756**	**1,557**	**2,389**	**645**	**367**
Change in working capital	**- 150**	**301**	**- 24**	**63**	**- 126**	**238**
Change in inventories	- 1,237	- 570	- 1,170	- 566	- 67	- 4
Change in receivables	- 381	- 792	- 451	- 833	70	41
Change in liabilities	1,069	1,041	1,209	857	- 140	184
Change in other provisions	399	622	388	605	11	17
Cash flows from operating activities	**2,052**	**3,057**	**1,533[3]**	**2,452[3]**	**519**	**605**
Cash flows from investing activities	**- 3,375**	**- 3,334**	**- 2,028**	**- 1,851**	**- 1,347**	**- 1,483**
of which: Investments in tangible and other intagible assets	- 1,556	- 1,348	- 1,538	- 1,331	- 18	- 17
Development costs (capitalized)	- 446	- 588	- 446	- 588	–	–
Net cash flow	**- 1,323**	**- 277**	**- 495**	**601**	**- 828**	**- 878**
Change in investments in securities	249	7	249	6	–	1
Cash flows from financing acitivities	1,337	975	849	- 38	488	1,013
Cash flows from changes in exchange rates and to the scope of consolidation	- 23	- 10	- 20	4	- 3	- 14
Change in cash and cash equivalents	**240**	**695**	**583**	**573**	**- 343**	**122**
Cash and cash equivalents at March 31[4]	**3,227**	**4,980**	**2,821**	**4,012**	**406**	**968**
Securities and loans	3,705	4,589	3,395	4,123	310	466
Gross liquidity	**6,932**	**9,569**	**6,216**	**8,135**	**716**	**1,434**
Total third-party borrowings	- 46,640	- 44,018	- 6,130	- 4,865	- 40,510	- 39,153
Net liquidity at March 31	**- 39,708**	**- 34,449**	**86**	**3,270**	**- 39,794**	**- 37,719**
For information purposes: at January 1	- 38,778	- 33,928	459	2,701	- 39,237	- 36,629
Adjustmnets for the negative net liquidity of financing and other companies			3,621	3,756		
Net liquiditiy in the core automotive business at March 31			**3,707**	**7,026**		

[1] Including allocation of the consolidation items between the Automotive and Financial Services divisions.

[2] Primarily valuation of financial instruments at market value and valuation of investments at equity.

[3] Before consolidation of intra-Group relationships 1,859 (2,652) million €.

[4] Cash and cash equivalents comprise cash at banks, cheques, cash on hand and funds payable at any time.

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In addition to the original German version, the Interim Report is also published in English. Both versions are available on the Internet at: www.volkswagen-ir.de

SCHEDULDED DATES

JULY 25, 2003
Interim Report January to June

OCTOBER 29, 2003
Interim Report January to September

APRIL 22, 2004
Annual General Meeting of Shareholders 2004


WOB AZ 289

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